BAKER TILLY CAPITAL, LLC

Madison, Wisconsin

Financial Statements

As of and for the Year Ended May 31, 2019

Filed as Confidential Information Pursuant to Rule 17a-5(d)
Under the Securities Exchange Act of 1934

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53480

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 06/01/18 AND ENDING 05/31/19

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAKER TILLY CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TEN TERRACE COURT

(No. and Street)

MADISON	WI	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL FITZPATRICK   (608.240.2609)

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP

(Name – *if individual, state last, first, middle name*)

111 S. PFINGSTEN RD., STE 300	DEERFIELD	IL	60015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☑ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*







OATH OR AFFIRMATION

I, MICHAEL FITZPATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAKER TILLY CAPITAL, LLC, as of MAY 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF FINANCIAL OFFICER

Title

Vicki Bongiovani

Notary Public Commission expires 12/9/21

VICKI BONGIOVANI NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAKER TILLY CAPITAL, LLC

TABLE OF CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Baker Tilly Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Baker Tilly Capital, LLC (the "Company") as of May 31, 2019, the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Marcum LLP

Deerfield, Illinois
July 30, 2019

BAKER TILLY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of May 31, 2019

ASSETS

CURRENT ASSETS

Cash	$ 9,095,659
Accounts receivable, net of an allowance of $60,000	2,114,423
Prepaid expenses	3,154
Total Current Assets	11,213,236
TOTAL ASSETS	**$ 11,213,236**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to related party	$ 69,564
Accounts payable	18,042
Total Liabilities	87,606
MEMBER'S EQUITY	**11,125,630**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 11,213,236**

See notes to financial statements.

BAKER TILLY CAPITAL, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S   EQUITY
For the Year Ended May 31, 2019

REVENUE

Mergers and acquisitions and consulting revenue	$ 17,258,649
Total Revenue	17,258,649

OPERATING EXPENSES

Salaries and wages	2,134,109
Registration and professional fees	30,002
Other expenses	1,898,345
Total Operating Expenses	4,062,456

NET INCOME	13,196,193
Member's Equity - Beginning	9,929,437
Distributions	(12,000,000)
MEMBER'S EQUITY - ENDING	$ 11,125,630

See notes to financial statements.

BAKER TILLY CAPITAL, LLC

STATEMENT OF CASH FLOWS
For the Year Ended May 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 13,196,193
Adjustments to reconcile net income to net cash flows from operating activities:	
Changes in assets and liabilities:	
Accounts receivable, net	2,115,384
Due to/from related party	542,325
Prepaid expenses	(1,551)
Net Cash Flows Provided by Operating Activities	15,852,351
CASH FLOWS FROM INVESTING ACTIVITIES	-
CASH FLOWS USED FOR FINANCING ACTIVITIES	
Member distributions	(12,000,000)
Net Cash Flows Used for Financing Activities	(12,000,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	3,852,351
CASH - Beginning	5,243,308
CASH - ENDING	$ 9,095,659

See notes to financial statements.

BAKER TILLY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended May 31, 2019

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as a "limited purpose broker-dealer," electing not to carry customer monies or securities.   The Company's primary sources of revenue are fees from investment banking activities, including mergers and acquisitions, structuring and advising on various project finance deals.   Effective June 1, 2014, revenues are also realized from activities related to New Market Tax Credit (NMTC) transactions including assisting Community Development Entities with the application process for obtaining allocations of NMTCs, assisting entities with funding Qualified Low Income Community Investments and assisting Qualified Active Low-Income Community Businesses with obtaining funding through a NMTC transaction.

The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Baker Tilly Virchow Krause, LLP ("Baker Tilly").   The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

Effective June 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606").   The new revenue recognition guidance requires an entity to follow a five step model to
(a) identify the contract with a customer, (b) identify the performance obligations in the contracts, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.   The Company applied the modified retrospective method for adoption which did not result in a cumulative adjustment to retained earnings as of June 1, 2018.

Cash

The Company maintains its cash balances primarily in established institutions.   Cash balances are insured up to $250,000 per bank by the FDIC.   Uninsured balances were approximately $8,846,000 at May 31, 2019.   Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible.   As of May 31, 2019, $60,000 was established for receivables considered potentially uncollectible.   Generally, interest is not accrued on delinquent accounts.

NOTE 2 - Significant Accounting Policies (cont.)

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001.   The net income or loss of the Company is allocated to Baker Tilly (the sole member) and is included on its partnership tax return. Therefore, no provision for income taxes is included in the accompanying financial statements.

While the company is not taxed for federal or state income tax purposes, the company's policy is to evaluate and review its tax positions on an ongoing basis to ensure compliance with the applicable portions of the Internal Revenue Code and the respective state laws and regulations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Revenue Recognition from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fees from advisory and securities underwriting services. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company did not have any significant judgments in its revenues from contracts with customers for the year ended May 31, 2019.

Costs to Obtain or Fulfill a Contract with a Customer

The Company records as an asset certain costs incurred to obtain revenue contracts with its customers such as sales commissions paid to employees for obtaining new contracts with clients.   These costs are expensed at the time the performance obligation has been satisfied.   The Company did not have assets from costs to obtain contracts with customers at June 2, 2018 and May 31, 2019, respectively.

Advisory Revenue

Advisory revenue which consists of assisting companies with mergers and acquisitions, obtaining credits and incentives and new market tax credits, may be earned based upon a percentage of the buy or sell price, amount of incentive or tax credit received and/or a flat or hourly fee.   These fees may include a retainer, or partial payment to commence services.

Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.   At May 31, 2019, there were no such amounts.

NOTE 3 - Revenue Recognition from Contracts with Customers (cont.)

Securities Underwriting Revenue

Securities underwriting revenue is earned based upon a percentage of funds raised. Revenues are recognized generally when performance under the applicable contract is completed, as defined by the successful placement of capital commitments.

Disaggregation of Revenue

Disaggregation of the Company's revenue by major sources for the year ended May 31, 2019 is as follows:

Revenue Stream

Advisory Revenue	$	16,593,097
Securities Underwriting		665,552
Total Revenue	$	17,258,649

NOTE 4 - Related-Party Transactions

The Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company. Such expenses are allocated by Baker Tilly to the Company according to an expense allocation schedule. Substantially all expenses included in the Statement of Income are paid for through the expense sharing agreement.

The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf. In addition, Baker Tilly has paid for subcontractor costs in connection with various projects completed by the Company in the amount of $954,032, which is included in other expenses in the Statement of Income, that were reimbursed by the Company.

At May 31, 2019, the Company had $69,564 due to Baker Tilly. The majority of amounts due to Baker Tilly result from labor costs and expenses owed to Baker Tilly.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2019, the Company had net capital of $9,008,053 which was $9,002,213 in excess of its required net capital of $5,840. At May 31, 2019, the Company's net capital ratio was 0.01 to 1.00.

NOTE 6 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances.   The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE 7 - Concentration of Receivables

Two customers accounted for approximately 44 percent of the accounts receivable balance as of May 31, 2019.

SUPPLEMENTAL INFORMATION

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

Broker or Dealer   Baker Tilly Capital, LLC   As of May 31, 2019

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		$ 11,125,630	[3480]
2.	Deduct: Ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital		11,125,630	[3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			[3520]
	B. Other (deductions) or allowable credits (List)			[3525]
5.	Total capital and allowable subordinated liabilities		$ 11,125,630	[3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets* from Statement of Financial Condition (Notes B and C)	$ 2,117,577 [3540]		
	B. Secured demand note deficiency	[3590]		
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]		
	D. Other deductions and/or charges	[3610]	2,117,577	[3620]
7.	Other additions and/or allowable credits (list)			[3630]
8.	Net capital before haircuts on securities positions		$ 9,008,053	[3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments	[3660]		
	B. Subordinated securities borrowings	[3670]		
	C. Trading and investment securities:			
	1. Exempted securities	[3735]		
	2. Debt securities	[3733]		
	3. Options	[3730]		
	4. Other securities	[3734]		
	D. Undue Concentration	[3650]		
	E. Other (list)	[3736]		[3740]
10.	Net capital		$ 9,008,053	[3750]

Omit Pennies

*Nonallowable assets are as follows:

Receivables	$ 2,114,423
Prepaid Expenses	3,154
	$ 2,117,577

Reconciliation of Company's original computation (included in part II of Form X-17A-5 as of May 31, 2019) as originally filed to the amended FOCUS filing, as amended on July 30, 2019:

Net Capital, as originally reported in Company's Part II (unaudited) FOCUS Report	$ 8,290,780
Difference due to offsetting accounts receivable against the related liability	717,273
Net Capital per Preceding	$ 9,008,053

See Report of Independent Registered Public Accounting Firm

SCHEDULE I - COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

Broker or Dealer Baker Tilly Capital, LLC	As of May 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 5,840	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	5,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	5,840	[3760]
14.	Excess net capital (line 10 less 13)	$ 9,002,213	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 8,999,292	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 87,606	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (list)		[3820]		[3820]
19.	Total aggregate indebtedness			$ 87,606	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 1	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	[3860]

See Report of Independent Registered Public Accounting Firm

SCHEDULE II - COMPUTATION OF THE RESERVE REQUIREMENT UNDER RULE 15C3-3

Broker or Dealer Baker Tilly Capital, LLC — As of May 31, 2019

Baker Tilly Capital, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Broker or Dealer Baker Tilly Capital, LLC	As of May 31, 2019

Baker Tilly Capital, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Baker Tilly Capital, LLC **(**the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Deerfield, IL
July 30, 2019

MARCUM GROUP
M E M B E R

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

July 19, 2019

Baker Tilly Capital, LLC
Ten Terrace Ct, PO Box 7398
Madison, WI 53707-7398
United States of America

T: +1 (608) 249 6622
F: +1 (608) 249 8532

bakertillycapital.com
Member FINRA and SIPC

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Baker Tilly Capital, LLC (the "Firm") is a broker-dealer registered with the SEC and member of FINRA. Pursuant to Paragraph k(1) of SEC Rule 15c3-3, the Firm is claiming an exemption from SEC Rule 15c3-3 for the Fiscal Year ended May 31, 2019.

The Firm has met the identified exemption provisions throughout the most recent Fiscal Year without exception.

The above statement is true and correct to the best of my and the Firm's knowledge.

Very truly yours,

BAKER TILLY CAPITAL, LLC



Michael F. Fitzpatrick,
Chief Financial Officer